UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No.:  3*

Name of Issuer:  Turbochef Inc.

Title of Class of Securities:  Common Stock

CUSIP Number:  009000061


Check the following line if a fee is being paid with this statement. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
         Stonehill Capital Management, Inc.
         Tax ID:

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Citizenship or Place of Organization
         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:


6.  Shared Voting Power:
         1,063,929

7.  Sole Dispositive Power:


8.  Shared Dispositive Power:
         1,063,929

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
         1,063,929

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares

11. Percent of Class Represented by Amount in Row (9)
         7.7%

12. Type of Reporting Person
         IA, CO

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
         Robert L. Emerson

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Citizenship or Place of Organization
         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:


6.  Shared Voting Power:
         1,063,929

7.  Sole Dispositive Power:


8.  Shared Dispositive Power:
         1,063,929

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
         1,063,929

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares

11. Percent of Class Represented by Amount in Row (9)
         7.7%

12. Type of Reporting Person
         IN

Item 1(a) Name of Issuer:  Turbochef Inc. (the "Company")

      (b)Address of Issuer's Principal Executive Offices:
         10500 Metric Drive, Suite 128
         Dallas, Texas 75243

Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Persons Filing:

         Stonehill Capital Management, Inc. ("SCM"), a
           Delaware corporation
         Robert L. Emerson, a U.S. citizen
         277 Park Avenue
         New York, New York 10172

    (d)  Title of Class of Securities:  Common Stock

    (e)  CUSIP Number:  009000061

Item 3.  This statement is filed pursuant to Rules 13d-1(b)(2).
SCM is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Mr. Emerson is the President of
SCM.

Item 4.  Ownership.
         SCM and Mr. Emerson beneficially own 1,063,929 shares of the Company's Common Stock (representing approximately 7.7% of the outstanding shares of such Common Stock). SCM and Mr. Emerson possess the power to vote, direct the vote, dispose of and direct the disposition of all 1,063,929 shares.

         Of the 1,063,929 shares reported in this item, Stonehill
Capital Partners, L.P., a partnership whose investments are managed by SCM, holds 1,063,629 of the shares. This partnership has no authority to vote or dispose of these securities.

Item 5.  Ownership of Five Percent or Less of a Class.
         Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another
Person.
         See Item 4.

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported by the Parent Holding
Company.
         See Item 3.

Item 8.  Identification and Classification of Members of the
Group.
         Not Applicable.

Item 9.  Notice of Dissolution of the Group.
         Not Applicable.

Item 10.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    Stonehill Capital Management, Inc.

By: /s/ ROBERT L. EMERSON                   August 5, 1997
    _________________________               ___________________
   Name:  Robert L. Emerson                 Date
   Title: President


/s/ ROBERT L. EMERSON
_____________________________
    Robert L. Emerson










































                               -5-
76800000.AN0

                                            Exhibit A


                            AGREEMENT



         The undersigned agree that this Schedule 13G dated
August 5, 1997 relating to the shares of common stock of Turbochef Inc. shall be filed on behalf of the undersigned.


Stonehill Capital Management, Inc.


By:   /s/ ROBERT L. EMERSON
    _____________________________
     Robert L. Emerson, President



   /s/ ROBERT L. EMERSON
__________________________________
       Robert L. Emerson



























76800000.AN0